May 26, 2010

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 1, 2010
       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated May 4, 2010 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2009. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2009

Prior Comment 1

1.
In order for readers to better understand your historical and anticipated asbestos-related costs, please disclose your average settlement amounts per claim in MD&A for each period presented.  Such disclosure would also eliminate the need for readers to infer these settlement amounts from the cost and quantity data presented in Note K.  In addition, please disclose in MD&A whether you view any variances as a trend and the reasons therefore.  The potential causal factors cited in your filing, and the additional factors cited in your response, are informative.  However the existing disclosure does not clearly identify which of these factors actually caused the variance.  We understand that historical results are not necessarily indicative of future results.  However, as contemplated by SAB 5:Y, an accurate analysis of historical results is presumed to be informative and not "misleading".   Given the materiality of your loss exposure and of your costs incurred, some explanation of the recent 70% and 30% annual increases is necessary to a reader's understanding of the cost variances and the potential impact on future obligations.

In response to your comment, in future filings, we will update our critical accounting policy disclosure to provide additional information, as modified for future developments.  Our proposed disclosure, with updates to our existing disclosure underlined, is as follows:

The Company’s potential liability for asbestos cases is highly uncertain due to the difficulty of forecasting many factors, including the level of future claims, the rate of receipt of claims, the jurisdiction in which claims are filed, the nature of future claims (including the seriousness of alleged disease, whether claimants allege first exposure to asbestos before or during 1964 and the alleged link to Crown Cork), the terms of settlements of other defendants with asbestos-related liabilities, the bankruptcy filings of other defendants (which may result in additional claims and higher settlement demands for non-bankrupt defendants), potential liabilities for claims filed after the Company’s ten-year projection period and the effect of the state asbestos legislation (including the validity and applicability of the Pennsylvania legislation to non-Pennsylvania jurisdictions, where the substantial majority  of the Company’s asbestos cases are filed).  See Note K to the consolidated financial statements for additional information regarding the provision for asbestos-related costs.

At the end of each quarter, the Company considers whether there have been any material developments that would cause it to update its asbestos liability accrual calculations. Absent any significant developments in the asbestos litigation environment in general or with respect to the Company specifically, the Company updates its accrual calculations in the fourth quarter of each year.  The Company’s asbestos liability accrual is calculated in the fourth quarter of each year as the sum of its outstanding and expected future claims, multiplied by the expected average settlement cost of those claims, plus estimated legal fees.  Claims in those states where the Company’s liability is limited by statute and claims alleging first exposure to asbestos after 1964 are included in the number of outstanding claims but are assumed to have no value.   The expected number of claims and the expected average settlement cost per claim are calculated using projections based on the actual data for the most recent five years.  Because claims are not submitted or settled evenly throughout the year, it is difficult to predict at any time during the year whether the number of claims or average settlement cost over the five year period ending December 31 of such year will increase compared to the prior five year period.  At the end of 2009, the five year average settlement cost per claim was higher than at the end of the preceding two years. The average settlement cost per claim increased due to higher settlement costs for claims alleging serious disease in Crown Cork’s settlement pool during the most recent five-year period.

The Company’s asbestos liability accrual is calculated using a ten-year projection and the Company therefore expects to incur an annual charge to account for projected claims in the new tenth year.  The inclusion of an additional year in the ten-year projection combined with the increased settlement costs per claim, which was partially offset by a projected decrease in the number of future claims, led the Company to record a charge of $55 in 2009 compared to $25 in 2008 and $28 in 2007, in each case to increase the Company’s accrual for probable costs for claims through the following ten-year period.  During 2009, 2008 and 2007, respectively, the Company made asbestos-related payments of $26, $25 and $26.  If the recent trend of settling claims alleging serious disease for higher amounts continues, average settlement costs per claim are likely to increase and, if not offset by a reduction in overall claims and settlements, the Company may record additional charges in the future. A  10%  change in  either  the  average  cost  per  claim or the number of  projected  claims would increase or decrease the estimated liability at December 31, 2009 by $23 for the following ten-year period.  A 10% increase or decrease in these two factors at the same time would increase or decrease the estimated liability at December 31, 2009 by $48 and $44, respectively, for the following ten-year period.

We do not disclose average settlement costs per claim because we believe that such disclosure would be detrimental to the Company and its shareholders.  To provide public disclosure of our average settlement costs per claim would make it increasingly difficult for the Company to settle claims below this average and, as a result, increase our overall costs.  We believe that our proposed disclosure, combined with our existing disclosures, achieves an appropriate balance between providing appropriate information to investors and not jeopardizing the Company’s position in settlement proceedings.

Prior Comment 2

2.
Your risk factor on page 13 identifies material factors impacting your asbestos loss exposure including: (1) the jurisdiction in which claims are filed; and (2) the fact that no losses have been recognized for post-1964 exposure claims.  Your critical accounting policy disclosure reiterates the significance of state jurisdiction in your accounting for asbestos claims.  Further, Note K states that adverse rulings in either Texas or Pennsylvania asbestos legislation cases could have a material adverse impact on your Company.  We understand that all cases are not identical, however your existing disclosures clearly communicate that these two factors materially impact the risk profile of your 50,000 outstanding claims.  Consequently, it is not apparent how a quantification of the number of cases that are directly impacted by these specific factors is not necessary for a reader to understand the scope of these contingencies.  For example, given that the number of post-1964 exposure claims is not disclosed, it is currently impossible for a reader to assess the portion of outstanding claims that could be materially impacted by an adverse ruling regarding your liability for post-1964 exposure claims.  Further, given that the $230 million asbestos accrual excludes any post-1964 exposures, it is not possible for readers to assess the potential impact of such a development on your loss accrual.  Similarly, absent similar quantification, it does not appear possible for readers to understand the scope of the potential impact stemming from adverse rulings in either Texas or Pennsylvania.  Regarding the concern expressed in your letter, it is not clear how the requested disclosure would enable litigants to calculate your actual settlement amounts in each jurisdiction given that the such disclosure would not include a disaggregation of expense or liability amounts by jurisdiction.  Please provide the requested disclosures in future filings or propose alternative informative disclosures that address these concerns.

In response to your comment, in future annual filings, we intend to provide the following additional disclosure, as modified for future developments:

Of the 50,000 claims outstanding at December 31, 2009, approximately 15,000 claims relate to claimants alleging first exposure to asbestos after 1964 and 35,000 relate to claimants alleging first exposure to asbestos before or during 1964, of which approximately 12,000 were filed in Texas, 2,000 were filed in Pennsylvania, 6,000 were filed in other states that have enacted asbestos legislation and 15,000 were filed in other states.

With respect to post-1964 claims, the Company’s primary defense is the date of alleged first exposure; the existence of any asbestos legislation is an additional defense, among others.  Given our settlement experience with post-1964 claims, we do not believe that an adverse ruling in the Texas or Pennsylvania asbestos litigation cases would have a material adverse impact on the Company with respect to such claims.

3.	Please tell us, and disclose in future filings, whether you have arrangements similar to claims-handling arrangements under which you expect an estimated number of additional future claims.

In response to your comment, in future filings, we intend to provide the following additional disclosure, as modified for future developments:

Crown Cork has entered into arrangements with plaintiffs’ counsel in certain jurisdictions where claims are not yet filed, or asserted, against us.  However, Crown Cork expects claims, under these arrangements, to be filed or asserted against Crown Cork in the future.  The projected value of these claims is included in the Company’s estimated liability as of December 31, 2009.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller